PLYMOUTH ROCK TECHNOLOGIES JOINS THE NAVAL
AVIATION SYSTEMS CONSORTIUM AND LAUNCHES NEW
CUSTOMER FOCUSED WEBSITE

Plymouth, Massachusetts - March 8, 2022 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", "Plyrotech", or the "Company") a leader in developing unmanned technologies and detection apparatus is pleased to announce it has joined the USA Naval Aviation Systems Consortium (NASC).

The Naval Aviation Systems Consortium (NASC) was formed to support the technology needs of the Naval Air Warfare Centers (NAWCs) and the Naval Air Systems Command (NAVAIR) using Other Transaction (OT) Authority. NASC is an agile, collaborative, and enduring enterprise with world-class capabilities that provides the Navy with broad reach, robust competition and a comprehensive range of technology solutions. Through its unique structure, consortium members are able to work with the Government to identify opportunities, target their technology offerings, expand into new markets and grow their businesses.

"We are currently engaged in procurement requests with the US Department of Defense," stated Carl Cagliarini, Chief Strategy Officer of Plyrotech. "The United States Navy and United States Marine Corps are progressive UAS advocates in the US military when it comes to innovation and finding safer, more efficient ways of completing an objective. We believe that using programs such as the SBIR Phase II and Other Transaction (OT), payment tools available with the assistance of NASC, we can supply highly capable aircraft in a short space of time from requirement to delivery," concluded Cagliarini.

In other news, Plyrotech are pleased to announce the launch of the new company website - www.plyrotech.com. The site has been designed to offer a more user-friendly experience with improved navigation and functionality while allowing visitors to see its full fleet of Unmanned Aircraft Systems (UAS). Created with simplicity and usability in mind, the site includes many new features to help users quickly and easily identify the product they need, whilst providing specification downloads and videos of its UAS.

In addition, the new one-click comparison chart feature and dedicated product filter pages have allowed Plyrotech to place its full product portfolio on display, whilst also detailing each products' application sector overviews.

"The primary goal during the redesign process was to create a more valuable, user-centric and responsive resource across all of our platforms and devices," said Carl Cagliarini, Chief Strategy Officer at Plyrotech.  "Specifically, we wanted to focus on making it easier for our users to learn and locate valuable information about our technology and fleet, and how this can assist them in their application or industry," concluded Cagliarini.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense, and space systems. The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

PRT designs and manufactures purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to NDAA FY2020 Section 848 ("PRT UAS"); (2) A compact microwave radar system for scanning shoes ("Shoe Scanner"); (3) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler, President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward- looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.